FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

 ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated April 30, 2013

TRANSLATION

Autonomous City of Buenos Aires, April 30, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary and Extraordinary Shareholders’ Meeting - Summary

The purpose of this letter is to comply with the requirements of Article 75 of Chapter V of the Buenos Aires Stock Exchange Regulations.

In that connection, I hereby inform you that on the date hereof and having complied with all of applicable legal requirements, the General Ordinary and Extraordinary Shareholders Meeting of YPF S.A., called at 11:00 AM at the corporate headquarters, was held, with 97.97% of YPF S.A.’s outstanding capital stock represented.

Below is a description of the resolutions adopted upon consideration of each of the matters on the agenda that were discussed, which resolutions were approved by a majority of votes (without taking voluntary abstentions into consideration).

1.  Appointment of two Shareholders to sign the minutes of the Meeting.

The Shareholders’ meeting resolved by a majority of votes to designate the representatives of Fondo de Garantía de Sustentabilidad del Régimen Previsional Público de Reparto -ANSES- Ley 26.425 and the Federal Government (Ministry of Economy) for Class “A” to sign the minutes.

2.  Consideration of the Board of Directors' resolution regarding the creation of a long-term plan of compensation in shares for employees, through the acquisition of shares held by the Company in accordance with Section 64 et seq. of Law No. 26,831. Exemption from the preemptive offer of shares to shareholders pursuant to Section 67 of Law No. 26,831.

The Shareholders’ meeting resolved  by a majority of votes to: 1) authorize the timely delivery of the shares to be acquired to the beneficiaries of the long-term compensation plan to those YPF personnel to be approved by the Board of Directors; 2) waive the preemptive rights of the shareholders with respect to the disposal of such shares, as authorized by Article 67 of Law No. 26,831; and 3) include in the proposal for application of profits for the period a special reserve for the acquisition of YPF shares for their application to the aforementioned plan.

3.  Consideration of the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to the Fiscal Year No. 36 begun on January 1, 2012 and ended on December 31, 2012.

The documentation under consideration was approved without modifications by a majority of votes.

4.  Use of profits accumulated as of December 31, 2012. Constitution of reserves. Declaration of dividends.

The Shareholders’ meeting resolved by a majority of votes to: 1) take note of the information provided by the Board of Directors, which on November 6, 2012 approved the payment of a cash dividend in the amount of Ps.0.77 per share without distinction between classes of shares, in accordance with the authority granted and the reserve established by the shareholders’ meeting on July 17, 2012, having made such dividend available to all shareholders on November 19, 2012; 2) Use of profits accumulated as of December 31, 2012, the amount of which was Ps.6,741 million as of such date according to the financial statements of YPF, including profits for the period ended as of such date: a) allocate Ps.3,648 million for the initial adjustment for the implementation of IFRS, to establish a special reserve on account of the provisions of General Resolution No. 609 of the CNV; b) allocate Ps.120 million to establish a reserve for the acquisition of YPF shares for the “bonus and incentive plans” described in the Annual Report, in order to grant to the Board of Directors the possibility to acquire YPF shares whenever such acquisition is deemed appropriate by the Board, and to comply, during the term of the plans, with the obligations already accrued and which will accrue under the plans in the future; c) allocate Ps.2,643 million to establish a reserve for investments in accordance with the third paragraph of article 70 of Law No. 19,550 of Commercial Corporations (1984), as amended; and d) allocate Ps.330 million to a reserve for the payment of dividends, authorizing the Board of Directors to determine the opportunity for distribution of the same within a term not to exceed the end of this year.

5.  Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2012.

The Shareholders’ meeting resolved by a majority of votes to allocate to Deloitte & Co. S.A., for its efforts as external accounting auditor in connection with the audit of the annual accounting documentation as of December 31, 2012, remuneration in the amount of Ps.6,101,006.50.

6.  Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2013 and determination of its remuneration.

The Shareholders’ meeting resolved by a majority of votes to appoint Deloitte & Co. S.A. as external accounting auditor for the audit of the annual accounting documentation as of December 31, 2013 and that their remuneration will be set in the shareholders’ meeting that reviews the annual accounting documentation corresponding to fiscal year 2013, noting on record that Messrs. Guillermo Daniel Cohen and Fernando Gabriel del Pozo have been each been designated as certifying accountants for Deloitte & Co. S.A.

7.  Consideration of an increase in the amount of the Company's Global Medium-Term Negotiable Obligations Program, which was approved by the National Securities Commission (Comisión Nacional de Valores) through Resolution No. 16,954, dated September 13, 2012, in the amount of US$2,000,000,000, to reach an aggregate maximum nominal amount at any time outstanding under the Program of US$5,000,000,000.

The Shareholders’ meeting resolved by a majority of votes to approve the increase of the amount of the Company’s Global Medium-Term Negotiable Obligations Program, which currently has a nominal maximum amount in circulation at any moment of US$3,000,000,000 or its equivalent in other currencies, and which was approved by the Ordinary and Extraordinary Shareholders’ Meeting of the Company on January 8, 2008 and by the Board of Directors of the National Securities Commission through Resolution No. 15,896 dated June 5, 2008 (the “Program”) and amended by the Ordinary Shareholders’ Meeting on September 13, 2012 and by the Board of Directors of the National Securities Commission through Resolution No. 16,954 dated September 13, 2012, by US$2,000,000,000, resulting in the total nominal maximum amount in circulation at any moment of the Program becoming US$5,000,000,000 (five thousand million United States dollars) or its equivalent in other currencies, or such lower amount as may be determined by the Board of Directors.

8.  Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended on December 31, 2012.

The Shareholders’ meeting resolved by a majority of votes to adjourn until May 30, 2013 at 5:00 PM at YPF’s corporate offices at Macacha Güemes 515 in the Autonomous City of Buenos Aires to discuss the remaining items contained in the Agenda not discussed on the date hereof.

Yours faithfully,

Gabriel E. Abalos Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 1, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer